UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Golden Queen Mining Co. Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38115J100
(CUSIP Number)

Harris Clay
933 Milledge Road
Augusta, GA 30904
(706) 733-2474

Jonathan C. Clay
29 Ridgecroft Road
Bronxville, NY 10708
(914) 961-0898

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all  other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 38115J100	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harris Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,258,519 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,258,519 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,258,519 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (See Item 5)*
14		TYPE OF REPORTING PERSON (See Instructions) IN

* This percentage is calculated based upon information provided by the Issuer, according to which there were 99,778,683 shares of the Issuer’s Common Stock (defined below) outstanding as of December 23, 2014.

SCHEDULE 13D

CUSIP No. 38115J100	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan C. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,767,200 shares of Common Stock
	8	SHARED VOTING POWER 889,250 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 10,767,200 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 889,250 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,656,450 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (See Item 5)*
14		TYPE OF REPORTING PERSON (See Instructions) IN

* This percentage is calculated based upon information provided by the Issuer, according to which there were 99,778,683 shares of the Issuer’s Common Stock (defined below) outstanding as of December 23, 2014.

SCHEDULE 13D
CUSIP No. 38115J100	Page 4 of 7 Pages

This Amendment No. 8 to Schedule 13D (the “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in the Schedule 13D originally filed on December 14, 2010, as amended by a Schedule 13D/A dated February 29, 2012, as amended by a Schedule 13D/A dated April 24, 2012, as amended by a Schedule 13D/A dated March 3, 2013, as amended by a Schedule 13D/A dated August 1, 2013, as amended by a Schedule 13D/A dated April 3, 2014, as amended by a Schedule 13D/A dated June 18, 2014 and as amended by a Schedule 13D/A dated January 21, 2015 (the “Schedule 13D”).  This Amendment is being filed to update the holdings of Harris Clay and Jonathan C. Clay.  Harris Clay and Jonathan C. Clay are hereinafter referred to as the “Reporting Persons”.

ITEM 1. SECURITY AND ISSUER

This Amendment relates to the Common Stock (the “Common Stock”) of Golden Queen Mining Co. Ltd., a corporation organized under the laws of British Columbia, Canada (“Golden Queen” or “the Company”).  The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

ITEM 2.  IDENTITY AND BACKGROUND

There have been no material changes to the information previously reported in the Schedule 13D with respect to the Reporting Persons.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

There have been no material changes to the information previously reported in the Schedule 13D with respect to the Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION

On January 21, 2015, Harris Clay transferred 7,258,330 shares of Common Stock to EHT, LLC, a limited liability company organized under the laws of the State of Delaware.  Jonathan C. Clay is the sole managing member of EHT, LLC.  The transfer did not involve the payment or receipt of any cash consideration by either Reporting Person or EHT, LLC.  The transfer was effected in connection with family financial planning.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)            According to information provided by the Company, 99,778,683 shares of Golden Queen’s Common Stock were outstanding as of December 23, 2014.

Harris Clay may be deemed to beneficially own an aggregate of 3,258,519 shares of the Common Stock constituting approximately 3.3% of such class of securities. This total includes (i) 807,250 shares of the Common Stock held by Arctic Coast and (ii) 2,451,269 shares of the Common Stock held by the Monadnock and Skadutakee II Trusts of which Harris Clay is the trustee.

SCHEDULE 13D
CUSIP No. 38115J100	Page 5 of 7 Pages

Jonathan C. Clay may be deemed to beneficially own an aggregate of 11,656,450 shares of the Common Stock constituting approximately 11.7% of such class of securities. This total includes (i) 1,081,686 shares of the Common Stock held directly by Jonathan C. Clay, (ii) 807,250 shares of the Common Stock held by Arctic Coast, (iii) 50,000 shares of the Common Stock held by Milledge, (iv) 32,000 shares of the Common Stock held in a custody account for James Clay, Jonathan C. Clay’s son, of which Jonathan C. Clay’s wife, Whitney, is the sole custodian (the “Custody Account”), (v) 7,258,330 shares of the Common Stock held by EHT, LLC, and (vi) 2,427,184 shares issuable upon conversion of the Debenture held by Jonathan C. Clay.  Jonathan C. Clay disclaims beneficial ownership of the shares of Common Stock held in the Custody Account.

Except as disclosed in this Item 5(a), neither of the Reporting Persons beneficially owns any shares of the Common Stock or has the right to acquire any shares of the Common Stock.

(b)           Harris Clay may be deemed to share voting and dispositive power with respect to 3,258,519 shares of Common Stock which consists of (i) 2,451,269 shares held by the Monadnock and Skadutakee II Trusts and (ii) 807,250 shares held by Arctic Coast.

Jonathan C. Clay has sole voting and dispositive power with respect to 10,767,200 shares of the Common Stock which consists of (i) 1,081,686 shares of the Common Stock directly held by Jonathan C. Clay, (ii) 7,258,330 shares of the Common Stock held by EHT, LLC, of which Jonathan C. Clay is the sole managing member and (iii) 2,427,184 shares issuable upon conversion of the Debenture held by Jonathan C. Clay. Jonathan C. Clay may be deemed to share voting and dispositive power with respect to 889,250 shares of Common Stock which consists of (i) 807,250 shares held by Arctic Coast, (ii) 50,000 shares held by Milledge and (iii) 32,000 shares held in the Custody Account.  Jonathan C. Clay disclaims beneficial ownership of the shares of Common Stock held in the Custody Account.

Except as disclosed in this Item 5(b), neither of the Reporting Persons presently has the right to vote or to direct the vote or to dispose or direct the disposition of any of the shares of the Common Stock which they may be deemed to beneficially own.

(c)           Except as disclosed in Item 4 of this Amendment, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)           To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by the Reporting Persons, except that Jonathan C. Clay’s wife, Whitney, as the sole custodian  of the Custody Account may direct the receipt of dividends from, or the proceeds from the sale of, the 32,000 shares of the Common Stock held in the Custody Account.

(e)           As of January 21, 2015, Harris Clay ceased to be the beneficial owner of more than five percent (5%) of the Common Stock.

SCHEDULE 13D
CUSIP No. 38115J100	Page 6 of 7 Pages

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described elsewhere in this Statement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement, dated as of December 14, 2010, by and among Harris Clay, Jonathan C. Clay and Soledad Mountain LLC.*

Exhibit 2:	Transaction Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 3:	Voting and Support Agreement, dated as of June 8, 2014.**

Exhibit 4:	Standby Purchase Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 5:	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 6:	Registration Rights Agreement, dated as of December 31, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on December 31, 2014).

__________
*Included as an exhibit to the Schedule 13D/A filed on December 14, 2010.

**Included as an exhibit to the Schedule 13D/A filed on June 18, 2014.

SCHEDULE 13D
CUSIP No. 38115J100	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2015

/s/ Harris Clay
Harris Clay

/s/ Jonathan C. Clay
Jonathan C. Clay